Goldenbridge Acquisition Limited

15/F, Aubin House

171-172 Gloucester Road

Wanchai, Hong Kong

Via Edgar

U.S. Securities and Exchange Commission	July 14, 2022
Division of Corporation Finance
Office of Real Estate & Construction
Washington, D.C. 20549

Re:	Goldenbridge Acquisition Ltd Form 10-K for Fiscal Year Ended June 30, 2021 Filed September 1, 2021 and Amended December 22, 2021 File No. 001-40132

Dear Sir/Madam:

We have set forth below responses to the comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) contained in its letter of June 29, 2022 with respect to the Annual Report on Form 10-K for the fiscal year ended June 30, 2021 (File No. 001-40132) (the “10-K”) filed with the SEC on September 1, 2021, as amended on December 22, 2021, by Goldenbridge Acquisition Limited, a British Virgin Islands company (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the 10-K (the “Amended 10-K”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 1 to Annual Report on Form 10-K filed December 22, 2021

Business
Introduction, page 1

1.	We note that your principal executive offices are located in Hong Kong, the SPAC Sponsor is located in Hong Kong, and a majority of your executive officers and/or directors are located in or have significant ties to Hong Kong. Please disclose this prominently in the introduction to the business section. Your disclosure also should describe the legal and operational risks associated with being based in China. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Provide a cross-reference to your detailed discussion of risks facing the company and the offering.

COMPANY RESPONSE: Goldenbridge Acquisition Limited (“Goldenbridge,” “we,” “us,” or “ours”) is a British Virgin Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, with one or more target businesses. Goldenbridge is a blank check company that has conducted no operations (other than searching for a target business) and has generated no revenues to date. Until Goldenbridge completes its initial business combination, the Company will have no operations and will generate no operating revenues. While a Hong Kong address is listed as the principal executive offices of Goldenbridge, all members of Goldenbridge’s executive management team including its chief executive officer, its chief financial officer and its chief operating officer, and a majority of the board of directors, reside outside of the People’s Republic of China (“PRC” or “China”), and Goldenbridge conducts no operations in China. As such, we do not believe that Goldenbridge meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 (“ Disclosure Considerations for China-Based Issuers")(November 23, 2020) which provides the Division of Corporation Finance’s views regarding certain disclosure considerations for companies based in or with the majority of their operations in PRC and, therefore, Goldenbridge does not believe the disclosure requirements related to such China-based issuers are applicable to it.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

July 14, 2022

Goldenbridge’s auditor has confirmed that it is not subject to the determinations announced by the PCAOB on December 16, 2021. The disclosure on pages 2, 6, 7, 18 and 19 has been revised to discuss whether and how the Holding Foreign Companies Accountable Act and related regulations will affect Goldenbridge and to include a cross-reference to the detailed discussion of those risks facing us.

2.	Please disclose the risks that being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

COMPANY RESPONSE: As explained in the response to Comment 1 above, we do not believe that Goldenbridge meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 (“ Disclosure Considerations for China-Based Issuers")(November 23, 2020), and therefore, we do not believe that the disclosure requirements related to such China-based issuers are applicable to Goldenbridge.

3.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. State whether you may be covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. Also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

COMPANY RESPONSE: As explained in the response to Comment 1 above, we do not believe that Goldenbridge meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 (“ Disclosure Considerations for China-Based Issuers")(November 23, 2020), and therefore, we don’t believe that the disclosure requirements related to such China-based issuers are applicable to Goldenbridge.

4.	Provide a clear description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date and quantify the amounts where applicable.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amended 10-K.

5.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Amended 10-K.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

July 14, 2022

6.	Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to you, your sponsor and/or your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

COMPANY RESPONSE: As explained in the response to Comment 1 above, we do not believe that Goldenbridge meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 (“ Disclosure Considerations for China-Based Issuers")(November 23, 2020), and therefore, we do not believe that the disclosure requirements related to such China-based issuers are applicable to Goldenbridge.

General, page 6

7.	Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

COMPANY RESPONSE: As explained in the response to Comment 1 above, we do not believe that Goldenbridge meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 (“ Disclosure Considerations for China-Based Issuers”)(November 23, 2020), and therefore, we do not believe that the disclosure requirements related to such China-based issuers are applicable to Goldenbridge.

8.	Please add disclosure regarding the Holding Foreign Companies Accountable Act. In addition, please disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 6, 7, 18 and 19 of the Amended 10-K.

9.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

COMPANY RESPONSE: As explained in the response to Comment 1 above, we do not believe that Goldenbridge meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 (“ Disclosure Considerations for China-Based Issuers")(November 23, 2020), and therefore, we do not believe that the disclosure requirements related to such China-based issuers are applicable to Goldenbridge.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

COMPANY RESPONSE: As explained in the response to Comment 1 above, we do not believe that Goldenbridge meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 (“ Disclosure Considerations for China-Based Issuers")(November 23, 2020), and therefore, we do not believe that the disclosure requirements related to such China-based issuers are applicable to Goldenbridge.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

July 14, 2022

11.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

COMPANY RESPONSE: Our sponsor, Cross Wealth Investment Holding Limited, is owned by our director, Jining Li. Jining Li is a non-U.S. person. In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Amended 10-K.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Giovanni Caruso at 212-407-4866, gcaruso@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

GOLDENBRIDGE ACQUISITION LIMITED

/s/Yongsheng Liu
Name:	Yongsheng Liu
Title:	Chief Executive Officer

cc: Giovanni Caruso